EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three months ended March 31, 2013 and 2012. This report is dated May 10, 2013 and should be read in conjunction with the unaudited consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the Year Ended December 31, 2012.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml both for the year ended December 31, 2012.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The Company incurred a net loss for the three months ended March 31, 2013 of $3.5 million or $0.08 per share compared to a net loss of $1.9 million or $0.04 per share in the comparative period ended March 31, 2012.

The increased loss in the current period was principally attributed to the recognition of $1.4 million of deferred income tax expense related to the potential unwinding of taxable temporary differences between accounting and tax values of the Company’s mineral properties. The Company has funded a significant portion of its 2012 and 2013 exploration programs with flow-through share financings which has contributed to the taxable temporary differences. Also contributing to losses were impairments recorded on the Company’s holdings of marketable securities and other short-term investments adding $0.8 million to the overall loss. The equity markets have continued to devalue in the current quarter and the gold market has only recovered slightly from March 31, 2013. Further losses on these holdings may continue and management will strive to maximize the recoverable value.

General and administrative costs have declined $0.5 million in the current quarter from the comparable quarter of 2012 and relates to a reduction in stock-based compensation. Other components of general and administrative costs have remained comparable to the previous year. No significant fluctuations in these costs are expected in 2013.

The Company recognized $1.7 million of other income (2012 -$1.4 million) related to the amortization of flow-through share premiums recorded on financings completed in 2012 and 2011. The remaining balance of flow-through premium of $4.5 million will be recognized in income, in 2013, as the Company incurs exploration expenditures on KSM and Courageous Lake.

Quarterly Information

Selected financial information for the first quarter of 2013 and each of the previous seven fiscal quarters:

	1st			2nd
	Quarter	4th Quarter	3rd Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	Decem ber	September	June 30,
Quarterly operating results ($000's)	2013	31, 2012	30, 2012	2012
Revenue	-	-	-	-
Profit (loss) for period	(3,478)	(2,651)	(5,311)	(2,283)
Basic profit (loss) per share	(0.08)	(0.08)	(0.12)	(0.05)
Diluted profit (loss) per share	(0.08)	(0.08)	(0.12)	(0.05)

	1st			2nd
	Quarter	4th Quarter	3rd Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 30,	December	September	June 30,
Quarterly operating results ($000's)	2012	31, 2011	30, 2011	2011
Revenue	-	-	-	-
Profit (loss) for period	(1,921)	(5,069)	(3,706)	(7,298)
Basic profit (loss) per share	(0.04)	(0.12)	(0.09)	(0.18)
Diluted profit (loss) per share	(0.04)	(0.12)	(0.09)	(0.18)

In the first quarter of 2013, the Company continued to evaluate exploration results from the 2012 drilling program at KSM, submitted the final environmental assessment application / environmental impact statement for KSM and commenced the 2013 winter drilling program at Courageous Lake.

Mineral Interest Activities

During the three months ended March 31, 2013, the Company incurred expenditures of $6.7 million on mineral interests compared to $7.8 million in the comparable 2012 period.

In the first quarter of 2013, $4.3 million was spent on the KSM project. Costs were incurred to finalize the environmental assessment application/environmental impact statement that was filed in the current quarter. Preliminary feedback on its completeness is awaited from regulatory authorities and is expected in the second fiscal quarter of 2013. Approval of the application by federal and provincial regulators is anticipated in mid-2014. The Company is currently planning the 2013 drilling program at KSM and is expected to commence in late May or early June, depending on site conditions. The 2013 program contemplates following-up on the high-grade copper-gold zone, below the Kerr deposit, discovered in 2012, and follow-up drilling of other targets established last year. The deep Kerr discovery has the best metal values found to date at KSM, and is favorably located for cost-effective exploitation. This new deposit could significantly improve KSM’s projected economics.

At Courageous Lake the Company spent $2.4 million in the current quarter and substantially completed the 2013 winter drilling program. The program was designed to follow-up on the Walsh Lake discovery, of 2012, where a promising high grade gold occurrence was located approximately 10 kilometers south of the FAT deposit. The Walsh Lake deposit appears to be the southern extension of the historical Tundra Gold Mine, a high grade gold mine which was abandoned in 1999. The targeted exploration area stretches 1.5 kilometers south from the former mine. The 2012 drill program confirmed a strike length of 850 meters and remains open to the north, up dip and at depth. The objective of the winter drill program is to report on an initial resource estimate, expected later in 2013.

Expenditures at KSM are expected to escalate in the coming quarters as the summer exploration program fully ramps up in late May. Activity and spending at Courageous Lake will depend on results obtained from the winter drill program.

Liquidity and Capital Resources

The Company’s working capital position, at March 31, 2013, excluding the flow-through share premium, was $41.9 million down from $49.6 million at December 31, 2012. Cash and short-term deposits at March 31, 2013 totaled $33.9 million. At the end of 2012, the Company closed two significant financings raising gross proceeds of $42.0 million increasing cash to $43.4 million at December 31, 2012. Cash resources have diminished since the year-end as the Company advanced the KSM and Courageous Lake projects in the current quarter.

During the three months ended March 31, 2013, operating activities, including working capital adjustments, used $2.8 million compared to the $0.9 million provided by operating activities in the comparable quarter of 2012. Expenditures on mineral interests of $6.7 million showed a slight decrease from the comparable quarter of 2012 when the Company incurred $7.8 million.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  The Company also continues to dispose of its non-core assets in Canada and the USA and a final agreement, for an accelerated option exercise on Grassy Mountain by Calico Resources Corp. (“Calico”) was completed in the current quarter. Upon exercise, the Company received 6,433,000 common shares and 4,567,000 special warrants of Calico and Calico acquired a 100% interest in Grassy Mountain. Each special warrant is exercisable to acquire one additional common share of Calico for no additional consideration. The special warrants can only be exercised to the extent that, after exercise, the Company holds less than 20% of the outstanding shares of Calico or if shareholders of Calico approve the allotment of shares. In addition, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company.

Outlook

For the remainder of 2013, the Company has extensive exploration plans at KSM. The planned drilling program will commence in late May or early June, depending on snow-cover conditions, and should run through to September. At Courageous Lake, the winter drill program is now complete and results from that program will dictate if follow-up is required during the summer. On a corporate front, the Company plans to continue to seek opportunities to either sell or joint venture one or both of its principal projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects closer toward production.

Funds derived from the $24.0 million flow-through financing completed at the end of 2012 will be utilized to complete the above mentioned exploration projects.

Internal Controls Over Financial Reporting (“ICFR”)

There were no changes in the Company’s ICFR that occurred during the period beginning on January 1, 2013 and ending on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding

At May 10, 2013, the issued and outstanding common shares of the Company totaled 45,556,376.  In addition, there were 3,323,300 stock options granted and outstanding (of which 655,000 are subject to shareholder approval). Of the 3,323,300 stock options outstanding, 1,745,833 were not exercisable.  Assuming the exercise of all outstanding options, there would be 48,879,676 common shares issued and outstanding.

Related Party Transactions

During the period ended March 31, 2013, a private company controlled by a director of the Company was paid $81,000 (2012 - $84,000) for software licenses provided by his company; a private company controlled by an officer was paid $33,000 (2012 - $65,000) for legal services rendered.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at March 31, 2013, $48,000 of liabilities to related parties remained outstanding (March 31, 2012 – nil).

Recent accounting standards issued and applied

IFRS 10, Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company adopted IFRS 10 on January 1, 2013 and it had no significant impact on the financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.  IFRS 11 requires classification of interests in joint arrangements as either joint operations or joint ventures. For a joint operation, assets, liabilities, revenues and expenses are recognized and for a joint venture, the equity method is applied. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The Company adopted IFRS 11 on January 1, 2013 and it had no impact on the financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose entities. The Company adopted IFRS 12 on January 1, 2013 and it had no impact on the financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard provides a single source of guidance of how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus is on an exit price. The Company adopted IFRS 13 on January 1, 2013 and it had no impact on the financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine was issued by the IASB on October 20, 2011. The new standard addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current stripping activity asset. The standard also provides guidance for the amortization and impairment of such assets. The Company adopted IFRIC 20 on January 1, 2013 and given the development stage of the Company’s projects, it had no impact on the financial statements.

Changes in Accounting Standards Not Yet Adopted

IFRS 9, Financial Instruments - In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements.

Risks and Uncertainties

The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves

The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves. The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, KSM and Courageous Lake have known bodies of commercial ore but have yet to receive operating permits or adequate funding to advance the project to production. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs

Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation

The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk

Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations

The Company currently has limited interests in properties located outside of Canada but holds interests in various projects within the United States. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses

The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

May 10, 2013